UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41426

Nano Labs Ltd

(Exact name of registrant as specified in its charter)

China Yuangu Hanggang Technology Building

509 Qianjiang Road, Shangcheng District,

Hangzhou, Zhejiang, 310000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Interim Condensed Balance Sheet as of September 30, 2024

Nano Labs Ltd (the “Company”) sets forth the preliminary unaudited condensed balance sheet as of September 30, 2024, which have been prepared by, and are the responsibility of, the Company’s management. The preliminary financial data are based on the information currently available to us as of the date of this report.

Nano Labs Ltd

Consolidated Balance Sheets

(Unaudited)

	As of Sept 30,	As of Sept 30,
	2024	2024
	RMB	US$*

ASSETS
Current assets:
Cash and cash equivalents	50,322,415	7,181,325
Restricted cash	418,201	59,680
Accounts receivable, net	2,178,747	310,921
Inventories, net	10,191,230	1,454,353
Prepayments	24,155,244	3,447,105
Other current assets	52,524,971	7,495,643
Total current assets	139,790,808	19,949,026
Non-current assets:
Property, plant and equipment, net	197,476,913	28,181,196
Intangible asset, net	46,991,905	6,706,040
Operating lease right-of-use assets	7,028,136	1,002,959
Total non-current assets	251,496,954	35,890,195
TOTAL ASSETS	391,287,762	55,839,222

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term debts	20,000,000	2,854,126
Current portion of long-term debts	4,580,000	653,595
Accounts payable	12,481,588	1,781,201
Advance from customers	83,505,919	11,916,819
Operating lease liabilities, current	2,877,067	410,576
Other current liabilities	70,839,217	10,109,201
Total current liabilities	194,283,792	27,725,518
Non-current liabilities:
Long-term debts	169,833,636	24,236,327
Operating lease liabilities, non-current	3,938,711	562,079
Total non-current liabilities	173,772,347	24,798,406
Total liabilities	368,056,139	52,523,923
Shareholders' equity :
Class A ordinary shares	100,584	14,354
Class B ordinary shares	36,894	5,265
Additional paid-in capital	531,220,288	75,808,472
Accumulated deficit	(519,783,722)	(74,176,402)
Statutory reserves	6,647,109	948,584
Accumulated other comprehensive income	5,010,470	715,026
Total Nano Labs Ltd shareholders' equity	18,516,603	2,642,436
Noncontrolling interests	4,715,020	672,863
Total shareholders' equity	23,231,623	3,315,299

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	391,287,762	55,839,222

*	Convenient translation rate is US$1 = RMB7.0074

In accordance with Nasdaq Listing Rule 5550(b)(1), the Company is required to maintain a minimum of $2.5 million in stockholders’ equity for continued listing on The Nasdaq Capital Market. Based on the financial statements for the six months ended/as of June 30, 2024, as disclosed by the Company on September 18, 2024, the Company had fallen below this requirement.

During the three months ended September 30, 2024, the Company entered into agreements with Mr. Jianping Kong, its chairman and chief executive officer, and Mr. Qifeng Sun, its vice chairman, along with their respective affiliates (the “Lenders”) on September 20, 2024, to convert the interest-free loans from the Lenders in an aggregated amount of US$8.5 million into certain amount of Class A ordinary shares (the “Conversion”) in lieu of repayment of the Loans. The Conversion has been closed on September 23, 2024. This transaction has strengthened the Company’s financial position and increased its stockholders’ equity. As of the date the Company furnished this report, the Company reasonably believes it is compliant with Nasdaq Capital Market’s minimum stockholders' equity requirement of $2.5 million as a result of the aforementioned transaction.

The Company acknowledges that Nasdaq will continue to monitor its ongoing compliance with the stockholders’ equity requirement. If at the time of its next periodic report the Company does not evidence compliance with this requirement, it may be subject to delisting from The Nasdaq Capital Market.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 14, 2023 (Registration No. 333-273968) and a prospectus supplement dated April 11, 2024 thereunder, and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s compliance with the relevant Nasdaq continued listing standards, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s compliance status, actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Labs Ltd

Date: November 21, 2024	By:	/s/ Jianping Kong
	Name:	Jianping Kong
	Title:	Chairman and Chief Executive Officer

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